Highland Capital Funds Distributor, Inc.

200 Crescent Court, Suite 700

Dallas, Texas 75201

June 30, 2016

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20002

Re:	NexPoint Real Estate Strategies Fund

Request for Acceleration

File Nos. 333-209022; 811-23129

Ladies and Gentlemen:

Acting as principal distributor to NexPoint Real Estate Strategies Fund (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the Registrant to request the acceleration of the effective date of the Registrant’s Registration Statement on Form N-2 (File No. 333-209022) to 10:00 a.m. Eastern Daylight Time on July 1, 2016, or as soon thereafter as is practicable.

Sincerely,

Highland Capital Funds Distributor, Inc.

/s/ Brian Mitts
Brian Mitts Chief Operating Officer